Filed by Zurn Water Solutions Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Zurn Water Solutions Corporation
Commission File No.: 001-35475

Zurn Water Solutions Transformational Combination with Elkay Creating a Leader in Sustainable Water Solutions February 14, 2022 WATER SOLUTIONS

2 This presentation is for informational purposes only to assist interested parties in making their own evaluation of the proposed combination (the “Transaction”) of Zurn Water Solutions Corp (“Zurn”) and Elkay Manufacturing Company (“Elkay”). Forward-Looking Statements This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the Transaction, including statements regarding Zurn’s expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required Zurn shareholder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction, including the forecasted cost synergies; and costs related to the proposed Transaction. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures Certain of the financial measures included in this Presentation, including Net debt leverage and Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles, or “GAAP”, and constitute “non-GAAP financial measures” as defined by the rules of the Securities and Exchange Commission (the “SEC”). Net debt leverage is computed as the ratio of total debt less cash to Adjusted EBITDA and is used by management and investors as a measure of our financial strength and ability to incur incremental indebtedness when making key investment decisions and evaluating us against peers. “Adjusted EBITDA” is the term we use to describe EBITDA as defined and adjusted in our credit agreement, and EBITDA represents earnings from continuing operations before interest and other debt related activities, taxes, depreciation and amortization. We believe that these financial measures are appropriate to enhance an overall understanding of our underlying operating performance trends compared to historical and prospective periods and our peers. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with GAAP. See Zurn’s SEC filings, including its Current Report on Form 8-K filed February 1, 2022, for a description of these non-GAAP financial measures and a reconciliation of the historic measures to Zurn’s most comparable GAAP financial measures. Note however, that to the extent forward looking non-GAAP financial measures are provided, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information In connection with the Transaction, Zurn intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Zurn seeking approval of the issuance of the Purchaser Shares in connection with the Transaction. The documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 855-480-5050. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder. Zurn, Elkay and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Zurn’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Zurn’s directors and officers is contained Zurn’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. Cautionary Statements

A Powerful, Highly Complementary Combination Market leader in sustainable water solutions and products Market leader in highly attractive commercial drinking water category Creates a North American Leader in Commercial Water Solutions Leading specified brands with loyal customer relationships Adds Drinking Water to Zurn’s Portfolio of Sustainable Solutions Premier commercial drinking water solutions business with attractive retrofit opportunity Offers Substantial Synergy Potential $50M+ of synergy opportunity with enhanced growth potential and best- in-class margins 1

• Elkay shareholders to receive up to 52.5M ZWS shares • Representing ~29% ownership in the combined company • Implies Transaction value of $1.56B, based on ZWS closing share price of $29.79 as of 2/11/2022 • Implies Transaction Multiple of ~14.2x forecasted 2022E EBITDA pre-synergies; 9.8x forecasted post-synergies of $50M • Elkay shareholders are committed shareholders of ZWS • Majority of family shareholders owning Elkay have agreed to 18 month lock up • Bigger and stronger balance sheet with expected net debt leverage(1) of ~1.0x by end of 2022 • Enables continued strategic acquisition growth • Planned increase of quarterly dividend to $0.07/share following close of transaction • Elkay to participate in ZWS governance and leadership • Board will expand to 11 members with the addition of 2 directors who currently serve on the Elkay Board of Directors • Ted Hamilton, current President of Elkay, will continue to run the business • Company to be renamed Zurn Elkay Water Solutions • Expected Closing Q3 2022 subject to regulatory approvals and Zurn Shareholder approval Transaction Overview Zurn Elkay Water Solutions to be Owned 71% by existing ZWS Shareholders, 29% by Elkay Shareholders 2 (1) Net Debt Leverage is defined as the ratio of total debt less cash to pro forma L12M Adjusted EBITDA. See “Non-GAAP Financial Measures”

~75% of Combined Revenues Will Come From #1 Market Positions

- **Highly innovative** with a history of best in category product development capabilities
- **#1** manufacturer of water fountains and bottle filling stations
- **#1** non-residential and residential sinks manufacturer in the U.S.
- **100-year old family business** founded by the Katz family and led by Ron Katz for over 20 years
- Track record of **double digit organic growth**
- **Culture and values** aligned with Zurn

Key Elkay Products

Drinking Water
>50% of Revenue



Sinks & Faucets
<50% of Revenue



Key Financials

~$700M
2022E Sales

~$110M
2022E Adj. EBITDA (1)

zurn

(1) See "Non-GAAP Financial Measures"

3

Scale in Specified Commercial Water Solutions Will be Unparalleled

	Zurn Water Solutions	Zurn Water Solutions + Elkay
70%+ Increase in Net Sales	~$1B	~$1.7B+
50%+ Increase in Addressable Market	~$6B	~$9B

Increase in Retrofit Application


New Construction, ~65%
Retrofit, ~35%


New Construction, ~55%
Retrofit, ~45%

Large Opportunity in Education & Healthcare End Markets


Residential, 21%
Institutional, 37%
Waterworks, 10%
Commercial, 32%


Residential, 22%
Institutional, 44%
Waterworks, 8%
Commercial, 26%

Note: Business mix represents forecasted CY2022 mix

zurn 4

Compounds Leadership Across Water Safety, Quality & Conservation Categories Balanced Pro Forma Portfolio of Specified Water Solutions Drinking Water Water Safety & Control Hygienic & Environmental Flow Systems 21% 25% 34% 20% • 100-year iconic brand that resonates with customers • Category leader in drinking water with attractive retrofit opportunity • Attractive installed base in education and healthcare with substantial growth potential • High sustainability impact of products that save billions of plastic water bottles each year Premier Drinking Water Platform 5

Incredible Run-Way for Growth in Drinking Water Drivers Accelerating Adoption • Focus on hygiene and safety • Water as beverage of choice • Sustainability Elkay’s Leadership Positioning Zurn Elkay’s Retrofit Opportunity • Total installed base of 8 million units • Conversion opportunity from water fountains / coolers into bottle filling stations • 80% of replacement demand • Highly predictable 3 – 5 year replacement cycle • Zurn Elkay further enhances specification strength and accelerates market penetration • Significant consumables opportunity from filtration replacement 6 • Leader in fast growing drinking water business • Leading market share of bottle filling stations • 92% project specification rate • Double-digit top-line CAGR over last five years

• Highly complementary businesses • Synergy Categories • Supply chain • Business / functional efficiencies • Cross marketing • Best-in-class combined rep network • Leverage proven Zurn Business System in the integration • Track record of margin improvement and synergy realization at acquired businesses Highly Achievable Synergy Targets Coupled With Strong Outlook 7

$215M $425M - $450M 2021 2023 $911M ~$1.9B 2021 2023 Elite Financial Profile Focused on North American Water Adj. EBITDA (2) Sales Double Digit Organic Growth 25% - 30% incremental margins ~$25M of synergies 8 (1) (1) Pro forma for $20M of annual Corporate Expense (2) See “Non-GAAP Financial Measures”.

Bright Shield Omni Channel IoT- Enabled Solutions Specification Share Distinct GTM Advantage Owner Value Proposition Product Breadth Supply Chain Transformative & focused expansion of size, breadth, scale and addressable market Adds leading drinking water business with significant growth and margin potential Advances both our customers’ and our own ESG and sustainability missions ZBS deployment as we integrate will drive elite financial performance Larger balance sheet with less leverage to provide growth capital while increasing capital return to shareholders + 9